[GARDEN RIDGE LETTERHEAD]


FOR IMMEDIATE RELEASE

                           GARDEN RIDGE CORPORATION
                        ADOPTS STOCKHOLDER RIGHTS PLAN


HOUSTON, TEXAS -- June 10, 1997 -- Garden Ridge Corporation (NASDAQ: GRDG) today announced that its Board of Directors has adopted a stockholder rights plan.

The newly adopted stockholder rights plan is designed to protect the stockholders against efforts to acquire the company for less than its full value. The plan does not prevent a takeover, nor has it been adopted in response to any specific effort to acquire control of the company.

"This plan is an important tool to enable stockholders to realize the long-term value of their investments and to enable the Board of Directors to serve the interests of all stockholders," said Armand Shapiro, Chairman of the Board.

Under the plan, each stockholder of record at the close of business on June 17, 1997 will receive one Preferred Share Purchase Right ("Right") for each share of common stock held. The Rights expire on June 3, 2007.

Each Right initially entitles the Stockholder to purchase one one-thousandth of a Series A Junior Participating Preferred Share for $50. Each Preferred Share has terms designed to make it essentially equivalent to one thousand common shares. The rights will become exercisable only in the event a person or group acquires 15% or more of the Company's common stock or commences a tender or exchange offer which, if consummated, would result in that person or group owning 15% or more of the Company's common stock.

If a person or group acquires a 15% or more position in the Company, each Right (except those held by the acquiring party) will then entitle its holder to purchase, at the exercise price, Preferred Shares having a value of twice the exercise price. The effect will be to entitle the holder to buy the Preferred Shares at 50% of the market price.

Also, if the Company is acquired in a merger or other business combination transaction, each Right would then entitle its holder to purchase common stock of the acquiring company having a value of twice the exercise price. The effect will be to entitle the Garden Ridge Corporation stockholder to buy stock in the acquiring company at 50% of the market price.

The Company may redeem the Rights at $0.01 per Right at any time on or prior to the tenth business day following the acquisition of 15% or more of its common stock by a person or group or commencement of a tender offer for 15% or more of the Company's common stock.

Details of the Stockholder Rights plan are outlined in a letter that will be mailed to all stockholders.

Garden Ridge is The Home Decor Marketplace. The Company's product categories include floral (silk and dried flowers), housewares, seasonal, pictures and frames, party supplies, pottery, crafts, candles, home accents and baskets. The Company currently operates 20 megastores in Texas, Florida, Georgia, Kentucky, Missouri, North Carolina, Oklahoma, South Carolina, Tennessee and Virginia.

For more information contact:      Jane Arbuthnot
                                   Chief Financial Officer
                                   281/579-7901, ext.205